Exhibit 99.1

September 21, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

The disclosure pursuant to Regulation 30 read with Para A of Part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and Clause 204.10 of the NYSE Listed Company Manual, is enclosed.

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

Annexure-1

Details required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Details

1.	Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise	1. Resignation of Mr. Jatin Pravinchandra Dalal as Chief Financial Officer of the Company.

2. Appointment of Ms. Aparna Iyer as Chief Financial Officer of the Company.

2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment;	The Board of Directors has noted the resignation of Mr. Jatin Pravinchandra Dalal and he will be relieved from the services of the Company with effect from November 30, 2023. A copy of the resignation letter dated September 20, 2023 submitted by Mr. Jatin Pravinchandra Dalal is enclosed.

At their meeting held on September 21, 2023, which concluded at 4:10 PM, the Board of Directors has approved the appointment of Ms. Aparna Iyer as the Chief Financial Officer of the Company with effect from September 22, 2023.

3.	Brief profile (in case of appointment)	Ms. Aparna Iyer’s brief profile is enclosed.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

September 20, 2023

From

Jatin Pravinchandra Dalal

Chief Financial Officer

Wipro Limited

Bangalore

To

The Chief Executive Officer and Managing Director

Wipro Limited

Thierry,

Letter of resignation

I am deeply grateful to Wipro for the multitude of opportunities given to me over last two decades.

At this juncture of my career, I am eager to pursue my professional goals outside the organization. Accordingly, I am tendering my resignation. As per our discussion, my last day of employment will be November 30, 2023.

Once again, I am very thankful to the organization.

Confidential-Internal

Brief Profile

Aparna Iyer

Aparna Iyer is an accomplished and results-driven leader. Throughout her career with Wipro, she has been a dynamic, forward-thinking strategic partner to our business leaders. In a career spanning 20 years, Aparna has played several leadership roles covering the breadth & depth of finance, ranging from Internal Audit, Business Finance, Financial Planning & Analytics and Corporate Treasury & Investor Relations. More recently, she was appointed as CFO of Wipro’s FullStride Cloud Global Business Line, with the intent of deepening her expertise as future CFO. She has deep expertise in financial risk management, capital allocation, fund raising, driving business strategy and growth.

Aparna is a qualified Chartered Accountant (CA) and was a gold medalist of the CA 2002 batch.